FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS ANNOUNCES CORPORATE RESTRUCTURING AND PROVIDES CD47 PROGRAM UPDATE

TORONTO, October 22, 2019 - Trillium Therapeutics Inc. (Trillium, 'the company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced corporate restructuring to extend the company's cash runway and to focus on critical value-creating activities.  The company also provided an update on its clinical development and research programs.

"Since assuming the CEO role a month ago, my immediate focus has been on conducting an in-depth review of our strategic priorities and ongoing programs, as well as our available resources", said Jan Skvarka, President and Chief Executive Officer of the company.  "Building on our strong scientific foundation, the goal of this restructuring is to create a leaner, more clinical development-centric organization and extend our cash runway. The near-term focus will be on the clinical development of intravenously administered TTI-621, our anti-CD47 product candidate that has shown promising preliminary evidence of activity in a number of hematologic malignancies. Unfortunately the restructuring will impact many highly talented and dedicated employees. Trillium would not exist without their contributions, for which we will always be deeply grateful."

Corporate Restructuring

Under the restructuring program, staff will be reduced by 40%, from 43 to 26 active employees, with immediate effect.  The company will discontinue its discovery research activities to focus on clinical development and seek a partner for further development of its preclinical STING agonist program. Further cost savings will be achieved through operational efficiencies.

These savings are expected to reduce cash outlay from approximately CDN$10 million per quarter in the first half of 2019 to approximately CDN$4-7 million per quarter in 2020. The company currently expects to have cash and cash equivalents of approximately CDN$36 million at the end of the third quarter of 2019.

CD47 Program Update

The ongoing dose escalation trial of intravenously administered TTI-621 is on track and remains the key strategic priority going forward.  The 0.7 mg/kg dose cohort in this study has been completed and no dose-limiting toxicities have been identified.  Enrollment in the 1.0 mg/kg cohort is beginning.  The goal of this trial is to identify a recommended phase 2 dose to enable additional studies in both cutaneous T-cell lymphoma (CTCL) and other hematologic malignancy indications with high unmet medical need.

In September, the company met with the U.S. Food and Drug Administration (FDA) which provided guidance on the intratumoral use of TTI-621 for the treatment of early-stage CTCL, including aspects of a potential registration study.  The company is evaluating this guidance and considering options going forward, given current resource constraints.  The ongoing phase 1b intratumoral trial, which provided the data set for the FDA interaction and informed the guidance, will now be closed.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include, without limitation, expectations regarding our cost savings and extended cash runway, and our clinical development plans. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things, the effectiveness and timeliness of preclinical and clinical trials, and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2018 filed with Canadian securities authorities and available at www.sedar.com and on in the Company's Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities Exchange Commission and available at www.sec.gov and www.sedar.com, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. Any forward-looking statements speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation, whether as a result of new information, future events or results or otherwise. All forward-looking statements herein are qualified in their entirety by this cautionary statement.

For more information visit: www.trilliumtherapeutics.com

Contact and Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com